SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: March 26, 2008

ELTEK Ltd.
Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il

Eltek Reports Full Year 2007 and Fourth Quarter Results

Achieves strong sequential revenue growth in the fourth quarter.
Fourth quarter 2007 revenue of $9.9 million, up from $8.8 million in Q3-2007 and $8.6 million in Q2-2007.

PETACH-TIKVA, Israel, March 26, 2007 – Eltek Ltd. (NasdaqCM:ELTK), the leading Israeli manufacturer of high-end Printed Circuit Boards (PCBs), including flex-rigid, HDI, and multi-layered boards, today announced its financial results for the fourth quarter and fiscal year ended December 31, 2007.

In the fourth quarter Eltek made significant progress to increase revenue and to rapidly overcome the adverse revenue impact of a discontinued customer product. Fourth quarter revenue grew to $9.9 million from $8.8 million in the third quarter. Revenue growth in the fourth quarter was driven, in part, by continued penetration of the high–end PCB market in the U.S. This market includes customers in the aerospace, industrial and medical industries who have growing demands for Eltek’s flex-rigid capabilities. In 2007, Eltek’s strategic penetration of the U.S. high–end PCB market substantially gained momentum, by nearly doubling its U.S. revenues to $4.3 million and by winning 13 new tier-one customers.

In the fourth quarter the Company made an important step forward in its efforts to rapidly overcome the adverse revenue impact of the end-of-life notice regarding the principal product of a former customer. Excluding sales relating to the former customer’s discontinued product, revenues in the twelve-month period ended December 31, 2007 increased by $4.9 million compared to the same period in 2006, reflecting an annual growth rate of 17%. Moreover, the Company made progress in diversifying its customer base, as its largest affiliated group of customers accounted for 15% of total revenues, and no other single customer accounted for more than 10% of total revenues in the fourth quarter or full year 2007.

Year Ended December 31, 2007:

Revenues for the twelve-month period ended December 31, 2007 were $37.5 million compared with revenues of $39.0 million for the comparable period in 2006. The year-over-year decrease in revenues is attributable to reduced sales to the Company’s former largest customer, which notified the Company at the end of the second quarter of 2007 that it was terminating production of its principal product. Revenues from that customer were $3.4 million in the year ended December 31, 2007 compared to $9.9 million in the year and quarter ended December 31, 2006.

Net loss for the year ended December 31, 2007 was $301,000, or diluted net loss of $0.05 per share, compared with a net profit of $1.7 million, or diluted net profit of $0.24 per share, for the same period in 2006. The reduction in net profit is mainly attributable to the negative impact of the devaluation of the U.S. dollar against the NIS and to the previously mentioned reduction in sales. The Company’s sales are primarily denominated in dollars while its expenses are mainly denominated in NIS. During the year ended December 31, 2007 the U.S. dollar decreased in value against the NIS by 9.0%.

Fourth-Quarter 2007:

Eltek reported revenues for the three months ended December 31, 2007 of $9.9 million compared with $8.8 million for the third quarter of 2007, $8.6 million for the second quarter of 2007, and $10.1 million for the fourth quarter of 2006. The slight year-over-year decrease in revenues is attributable to reduced sales to the Company’s former principal customer.

The Company incurred a net loss in the fourth quarter of $472,000, or diluted net loss of $0.07 per share, compared with net profit of $63,000, or diluted net profit of $0.01 per share, for the same quarter in 2006. The loss is mainly attributable to continued devaluation of the U.S. dollar against the NIS and, to the aforementioned reduction in sales.

EBITDA:

In the year ended December 31, 2007, Eltek’s EBITDA was $2.1 million compared with EBITDA of $5.1 million in the same period in 2006. In the fourth quarter of 2007, Eltek’s EBITDA was $113,000 compared to EBITDA of $1.5 million in the fourth quarter of 2006. The reduction in EBITDA is mainly attributable to the reasons described above.

Eltek uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net profit (loss), interest, taxes, depreciation and impairment loss. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.

Effective January 1, 2007 the Company is reporting under U.S. GAAP. All comparative data was adjusted accordingly and is presented in these financial statements in accordance with U.S. GAAP. Also effective January 1, 2007, the Company changed its reporting currency from NIS to the U.S. dollar. The change in reporting currency was accounted for in accordance with Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation” (SFAS No. 52). Assets and liabilities of the Company have been translated using the exchange rate at the balance sheet date except for equity accounts which were translated using historical exchange rates. The average exchange rate for the period has been used to translate revenues and expenses. Translation adjustments were reported separately as a component of comprehensive income (cumulative translation adjustment). The Company believes that presenting the financial statements in U.S. dollars and under US-GAAP delivers more meaningful and relevant financial information to its shareholders.

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek, commented: “In the fourth quarter we made an important step forward in our efforts to rapidly overcome the adverse revenue impact of the discontinued customer product, as fourth quarter revenue grew nicely over the third quarter. This achievement is a further testament to the continuing strengthening of our global market position as well as to the robustness of our growth strategy.”

“In 2007, our penetration into the strategic U.S. high–end PCB market substantially gained momentum. We nearly doubled our U.S. revenues to $4.3 million, won 13 new tier-one customers, and expanded our distributor network. Based on recent wins and marketing initiatives, we currently believe that we will continue to grow our U.S. revenues in 2008.”

“Since the second quarter, we obtained sufficient orders from new and existing customers to almost completely compensate for the reduction in sales associated with the former principal customer and are now very encouraged with our progress in diversifying our serial production customer base. Our top ten customers accounted for 48% of our total sales in 2007 as compared with 60% and 63% in the years ended December 31, 2006 and 2005, respectively. In addition, although our operating measures are in line with the industry for the high-end products, we are working on improving our manufacturing processes in order to achieve better operating performance, and expect to see the positive outcome from these steps in the second quarter of 2008 and onwards.”

Amnon Shemer, CFO of Eltek, added: “As an Israeli–based export–focused company, whose domestic prices are also denominated in U.S. dollars, the unprecedented devaluation of the U.S. dollar against the NIS had an inevitable negative impact on our operating margins and profitability. While we have been proactive in entering into hedging transactions, these transactions are of a short term nature, and the magnitude of the devaluation took its toll and adversely offset operational – leverage related profitability improvements. The dollar has continued to decline against the NIS in 2008. However, we have recently been working diligently with many of our Israeli clients to increase the actual exchange rate underlying our price lists, and are encouraged by the responsiveness and understanding we have been receiving on this front. We expect to see the positive outcome from these steps in the second quarter of 2008 and onwards. “

“The severe devaluation of the U.S. dollar against the NIS had a negative impact on our operating margins, as the average exchange rate between the NIS and the U.S. dollar in 2007 and in the fourth quarter of 2007 was 7.7% and 7.4% lower than that of 2006 and the fourth quarter of 2006, respectively. On the other hand, we recorded income of $124,000 in Q4-2007 from hedging transactions, as compared to income of $349,000 in Q3-2007.”

About the Company

Eltek is Israel’s leading manufacturers of printed circuit boards (“PCBs”), the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., flex-rigid, HDI, and multi-layered boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. For more information, visit Eltek’s internet site at www.eltekglobal.com.

Forward Looking Statement:

Certain matters discussed in this press release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, statements regarding expected results in future periods risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors which are all detailed in the Company’s Annual Report on Form 20-F and other filings

Eltek ltd.
Consolidated Balance Sheets
(In thousands US$)

	December 31,
	2006	2007
	Audited	Unaudited

Assets

Current assets
Cash and cash equivalents	2,030	2,467
Receivables: Trade	7,707	8,173
Other	261	742
Inventories	3,766	4,271
Prepaid expenses	192	204

Total current assets	13,956	15,857

Assets held for employees' severance benefits	1,106	1,319

Fixed assets, less accumulated depreciation	8,143	10,997

Goodwill	903	1,009

Total assets	24,108	29,182

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	2,776	4,623
Trade payables	5,941	7,354
Other liabilities and accrued expenses	3,114	3,147
Convertible note	436	-

Total current liabilities	12,267	15,124

Long-term liabilities
Long term debt, excluding current maturities	3,068	4,243
Employee severance benefits	1,187	1,388

Total liabilities	16,522	20,755

Minority interests	311	353

Shareholders' equity
Ordinary shares, NIS 0.6 par value authorized
50,000,000 shares, issued and outstanding 6,609,807
as of December 31, 2007and 5,624,011 as of
December 31, 2006	1,236	1,384
Additional paid-in capital	14,152	14,328
Cumulative translation adjustment related to change in
reporting currency	1,671	2,412
Cumulative foreign currency translation adjustments	416	451
Capital reserve	695	695
Accumulated deficit	(10,895)	(11,196)

Total shareholders equity	7,275	8,074

Total liabilities and shareholders equity	24,108	29,182

Eltek ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Year ended		Three months ended
	December 31,		December 31,
	2006	2007	2006	2007
	Audited	Unaudited	Unaudited	Unaudited

Revenues	39,045	37,476	10,143	9,889
Costs of revenues	(30,557)	(31,879)	(7,680)	(8,994)

Gross profit	8,488	5,597	2,463	895

Research and development income (expenses), net	(154)	(74)	(45)	25

Selling, general and administrative expenses	(5,580)	(5,683)	(1,643)	(1,377)

Impairment loss on goodwill	(473)	0	(473)	0

Operating profit (loss)	2,281	(160)	302	(457)

Financial expenses, net	(538)	(145)	(141)	(31)

Profit (loss) before other income (loss), net	1,743	(305)	161	(487)

Other income (expenses), net	5	8	(2)	3

Profit (loss) before tax expenses	1,748	(297)	159	(484)

Income tax expenses	(158)	0	(158)	0

Profit (loss) after taxes on income	1,590	(297)	1	(484)

Minority interests	60	(4)	62	12

Net profit (loss) for the period	1,650	(301)	63	(472)

Basic net earnings (loss) per ordinary share	0.29	(0.05)	0.01	(0.07)

Diluted net earnings (loss) per ordinary share	0.24	(0.05)	0.01	(0.07)

Weighted average number of ordinary shares
used to compute basic net earnings (loss)
per ordinary share (in thousands)	5,617	6,247	5,624	6,610

Weighted average number of ordinary shares
used to compute diluted net earnings (loss)
per ordinary share (in thousands)	6,954	6,247	6,961	6,610

Non-GAAP Earnings Reconcilliations

	Year ended		Three months ended
	December 31,		December 31,
	2006	2007	2006	2007
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net profit (loss)	1,650	(301)	63	(472)
Add back items:

Financial expenses, net	538	145	141	31
Tax expenses	158	0	158	0
Impairment loss on goodwill	473	0	473	0
Depreciation	2,330	2,264	657	554

Adjusted EBITDA	5,149	2,107	1,491	113